October 1, 2007
BY HAND AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director
          Owen Pinkerton, Senior Counsel
Re:	Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commodity Index Master Fund
Pre-Effective Amendment No. 2 of Registration Statement on Form S-1
Filed August 1, 2007
File No. 333-138424
Dear Ms. Garnett and Mr. Pinkerton:
     On behalf of the Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”), we are filing electronically a Pre-effective amendment number 3 on Form S-1/A to the registration statement originally filed on Form S-1 on November 3, 2006, as amended on March 28, 2007, and as amended on July 31st 2007. The filing on October ___, 2007 incorporates the comments that the Staff of the Division of Corporation Finance (the “Staff”) provided to Ashmead Pringle in a letter dated August 29, 2007 (the “Letter”). In addition to the changes made as a result of the Staff’s comments, we have also made further changes throughout the document that are indicated in the blackline versions that are being sent to the Staff in a separate e-mail. Please find below a list of your comments contained in the Letter, along with a discussion of how the Fund and the Master Fund have responded to the comments.
Prospectus Cover Page
1. Disclosure on the cover page states that the Managing Owner, Greenhaven Commodity Services LLC, has an exclusive license with Reuters America, LLC. The license agreement filed as Exhibit 10.7, however, is between Reuters America, LLC and Greenhaven, LLC. In addition, the agreement appears to grant a non-exclusive license. Please revise the cover page and related disclosure throughout the prospectus to more accurately describe the license agreement.
Response: As an exhibit to Pre-effective Amendment No. 3, we have filed an addendum to the License Agreement in which Greenhaven, LLC assigned all of its rights and obligations under the License Agreement to Greenhaven Commodity Services, LLC. In addition, Reuters America, LLC has also agreed to provide an exclusive license agreement to Greenhaven Commodity Services, LLC. As such, the disclosure contained in the Registration Statement has not been modified or amended regarding the license agreement.

Break-Even Analysis, page 12
2. Please provide footnote disclosure explaining how you arrived at the estimated amount of routine operational, administrative, and other ordinary expenses. Please tell us why you chose the 0.70% reflected in the table, considering the disclosure on page 39, which indicates that such expenses are not expected to exceed 1.15% of NAV in any year.
Response: We have revised the footnotes to the Break-Even Analysis to explain how we arrived at the estimated amounts of routine operational, administrative and other ordinary expenses. These estimates were based on letters of understanding between the Managing Owner and Bank of New York, with respect to fund accounting and fund administration, Grant Thornton, with respect to audit and interim review, and PricewaterhouseCoopers LLP, with respect to certain tax services. In addition, we chose to use the 0.70% expenses used in the table because this amount disclosed in the table does not include the estimated brokerage expenses which have been broken out in a separate column in the table. The reference to the 1.15% on page 39 has been revised to indicate that 0.70% is the estimated expenses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36
3. Please revise to disclose that organization and offering expenses will be paid by Greenhaven, LLC and quantify all organization and offering expenses incurred to date.
Response: We have revised the Registration Statement in accordance with the Staff’s comment and we have included a statement that the organization and offering expenses as of December 31, 2006 were $26,769 and $135,537, respectively, and as of September 28, 2007 the cumulative expenses incurred were $28,828 and $249,842, respectively.
Financial Statements
Note 3 — Summary of Significant Accounting Policies, Page 68
4. We noted the disclosure on page 12 that the Master Fund will be wholly-owned by the Index Fund and the Managing Owner. We also noted the disclosure on page 75 that during the Continuous Offering Period, the Master Fund will pay all of the routine operational, administrative and other ordinary expenses of the Index Fund, and all the extraordinary fees and expenses, if any, of the Index Fund. Please tell us and revise to disclose the accounting policy the Index Fund will use to account for its investment in the Master Fund and for the referenced expenses, and the GAAP literature that supports your accounting policy.
Response: Upon the initial offering of the limited units of the Fund, the capital raised by the Fund will be used to purchase 100% of the common units of beneficial interest of the Master Fund. The financial statement balances of the Master Fund will be consolidated with the Index Fund’s financial statement balances beginning the first reporting period subsequent to the initial offering, and all significant inter-company balances and transactions will be eliminated in accordance with Statement of Financial Accounting Standards No. 94 (As Amended), Consolidation of All Majority-Owned Subsidiaries and Rule 3A-02 of Reg. S-X, Consolidated Financial Statements of the Registrant and Its Subsidiaries. At December 31, 2006, the Index Fund did not own the Master Fund.
We will revise our disclosure and note that upon initial offering the Master Fund will be consolidated with the Index Fund.

Note 5-Operating Expenses, Organizational and Offering Costs, pages 69 and 75
5. Please advise us and revise to clarify whether the Index Fund and the Master Fund have an obligation to reimburse Greenhaven, LLC for organization and offering expenses paid on their behalf or whether the repayment of those costs is dependent upon the closing of the offering. Quantify all organization and offering expenses incurred to date and tell us how you considered SAB Topic 5.T. in determining that such costs should not be recorded in the financial statements. Also, include your accounting policy for organization and offering expenses.
Response: We have revised the Registration Statement to indicate that the Fund and the Master Fund do not have an obligation to reimburse Greenhaven, LLC or its affiliates for organization and offering expenses paid on their behalf. As previously noted in Response 3, the estimated organization and offering costs incurred to date as of December 31, 2006 were $26,769 and $135,537, respectively, and as of September 28, 2007 the cumulative expenses incurred were $28,828 and $249,842, respectively.
     It is a common practice for the managing owner or its affiliates to bear all organizational and initial offering costs of the funds. This is to avoid diluting the early investors by having the offering costs absorbed totally by them at the time of the offering effectiveness, thereby resulting in them bearing a disproportionate cost of the offering. If the funds can not raise the minimum required, then the managing owner must still bear these costs. The Master Fund and the Fund are under no obligation to reimburse the Managing Owner or its affiliates for any of the organizational or offering expenses paid on their behalf.
     SAB Topic 5.T states that when a shareholder of a company, who has an equity interest in a company pays expenses on behalf of the company to receive a benefit or enhance its interest in that company, then these expenses should be reflected on the company’s books, i.e., through a capital contribution by the shareholder.
     Greenhaven, LLC does not own any units, either limited or general, in the Fund or the Master Fund, and would not receive any benefit or enhance its interest in the company for providing such expenses. While the Managing Owner, an affiliate of Greenhaven, LLC, does own general units in the Master Fund and the Fund, such general units are severely limited in their rights in which the Managing Owner is entitled to.
     At December 31, 2006, the estimated organization and offering expenses incurred to date were $26,767 and $135,537, respectively. Were the Fund and the Master Fund to record the offering expenses in their financial statements as a deferred asset and capital contribution, upon the effectiveness of the offering such deferred asset would be taken directly to equity. The net effect on the Fund and Master Fund’s equity accounts would be nil. Likewise, were the Fund and Master Fund to record the organizational costs as a capital contribution, the related expense would have been taken to equity reducing the equity balance to nil.
     In addition, the accounting policy for offering expenses has been included in Footnote 5 to the Index Fund and Master Fund financial statement.

Note 7-Redemptions, pages 69 and 76
6. Please expand these notes to disclose the circumstances under which the redemption rights would be suspended or redemption orders would be rejected.
Response: We have revised the notes to the financial statements to include some examples of circumstances in which the redemption rights would be suspended or rejected.
Greenhaven Commodity Services, LLC
Financial Statements
Note 3-Related Party Transactions, page 80
7. Considering that expenses incurred in connection with organizing the Index Fund and the Master Fund and the offering of Shares will be paid by Greenhaven, LLC, please advise us on how you determined that the financial statements of Greenhaven, LLC are not required.
Response: To date, Greenhaven, LLC has paid for the offering and organization costs and expenses of the Master Fund and the Fund. However, Greenhaven, LLC is under no obligation or commitment to fund the cash flow deficits of, or furnish other direct or indirect financial assistance to, the Master Fund, the Fund or the Managing Owner, nor is there any intention or obligation of the Master Fund, the Fund or the Managing Owner to reimburse such funding or financial assistance. Due to the above, it was determined that the financial statements of Greenhaven, LLC are not considered to be needed and inclusion of these financial statements may be misleading to investors.
     If you have any questions regarding any of these changes, please do not hesitate to contact me at (212) 508-6725.

Regards,

Barry E. Breen

Enclosures

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